SCHEDULE 13G

Amendment No. 7
Cerner Corporation
common stock
Cusip #156782104
Filing Fee:  No

Cusip #156782104
Item 1:  Neal L. Patterson
Item 4:  United States Citizen
Item 5:  1,666,121.1
Item 6:  50,000
Item 7:  1,666,121.1
Item 8:  50,000
Item 9:  1,716,121.1
Item 10:  X
Item 11:  12.3%
Item 12:  IN

                               SCHEDULE 13G
                       FILED PURSUANT TO RULE 13d-7

Item 1(a):     Name of Issuer:

                    Cerner Corporation

Item 1(b):     Name of Issuer's Principal Executive Offices:

                    2800 Rockcreek Parkway, Suite 601
                    Kansas City, MO 64117

Item 2(a):     Name of Person Filing:

                    Neal L. Patterson

Item 2(b):     Address or Principal Business Office or, if None, Residence:

                    2800 Rockcreek Parkway, Suite 601
                    Kansas City, MO 64117

Item 2(c):     Citizenship:

                    United States

Item 2(d):     Title of Class of Securities:

                    Common Stock

Item 2(e):     CUSIP Number:

                    156782104

Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not applicable.

Item 4:        Ownership:

                    (a)  Amount Beneficially Owned:

                              1,716,121.1 *

                    (b)  Percent of Class:

                              12.3%

                    (c)  Number of Shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                                   1,666,121.1 *

                    (ii) shared power to vote or to direct the vote:

                                   50,000

                         (iii) sole power to dispose or to direct the disposition of:

                                    1,716,121.1 *

                         (iv) shared power to dispose or to direct the
                              disposition of:

                                   50,000

- ---------------
* Such number of shares excludes 72,000 shares held by a third party trustee for the benefit of Mr. Patterson's minor children, and 21,196 shares beneficially owned by Jeanne Lillig, wife of Neal L. Patterson. Neal L. Patterson denies beneficial ownership of such shares and the description herein of such shares shall not be construed as an admission that Neal L. Patterson is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

Item 5:        Ownership of Five Percent of Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following (    ).

Item 6:        Ownership of More than Five Percent on Behalf of Another
               Person:

               Shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of Neal L. Patterson by a trustee under the Cerner Corporation Employee Stock Purchase Retirement Plan. Pursuant to the terms of such plan, the trustee receives the dividends with respect to such shares and invests such dividends pursuant to the terms of the plan.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    Not Applicable

Item 8:        Identification and Classification of Members of the Group:

                    Not Applicable.

Item 9:        Notice of Dissolution of Group:

                    Not Applicable.

Item 10:       Certification:

                    Not Applicable.

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By:  /s/ Neal L. Patterson
     Neal L. Patterson
     Chief Executive Officer


February 10, 1995
Date

                            Cerner Corporation
                      Summary of Changes in Form 13G
                             Neal L. Patterson


Item 4:   Ownership:

(a)  Amount Beneficially owned:

1988              467,765.7        *
1989              468,018.5        *
1990              476,028.9        **
1991              476,452.7        **
1992              927,970.7        ***
1993            1,743,715.0        ***

(b)  Percent of Class:

1988            12.99%
1989            12.89%
1990            13.02%
1991            15.08%
1992            14.5 %
1993             12.8%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:

     1988            467,765.7     *
     1989            468,018.5     *
     1990            476,028.9     **
     1991            476,452.7     **
     1992            927,970.7     ***
     1993          1,743,715.0     ***

     (ii)  shared power to vote or to direct the vote:

     1988      0
     1989      0
     1990      0
     1991      0
     1992      0
     1993      0

     (iii) sole power to dispose or to direct the disposition of:

     1988            467,765.7     *
     1989            468,018.5     *
     1990            476,028.9     **
     1991            476,452.7     **
     1992            927,970.7     ***
     1993          1,743,715.0     ***

     (iv) shared power to dispose or to direct the disposition of:

     1988      0
     1989      0
     1990      0
     1991      0
     1992      0
     1993      0
- ---------------
* Such number of shares excludes 3,194.8 (1988) and 4,158 (1989)shares beneficially owned by Jeanne Lillig, wife of Neal L. Patterson. Neal L. Patterson denies beneficial ownership of such shares and the description herein of such shares shall not be construed as an admission that Neal L. Patterson is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

**   Such number of shares excludes 18,000 shares held by Jeanne Lillig, wife of Neal Patterson, as Trustee for their minor children, and 4,737.8
(1990) and 5,057.9 (1991) shares beneficially owned by Jeanne Lillig, wife of Neal L. Patterson. Neal L. Patterson denies beneficial ownership of such shares and the description herein os such shares shall not be construed as an admission that Neal L. Patterson is, for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

*** Such number of shares excludes 36,000 (1992) and 72,000 (1993) shares held by a third party trustee for the benefit of Mr. Patterson's minor children and 10,303.7 (1992) and 21,179.8 (1993) shares beneficially owned by Jeanne Lillig, wife of Neal L. Patterson. Neal L. Patterson denies beneficial ownership of such shares and the description herein os such shares shall not be construed as an admission that Neal L. Patterson is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.